Exhibit 99.2

MAKEMYTRIP LIMITED

Unaudited Pro Forma Condensed Combined Consolidated Statement of Profit or Loss

For the year ended March 31, 2017

On January 31, 2017, MakeMyTrip Limited (‘MMYT’) acquired 100% of the outstanding shares and voting interest of Ibibo Group Holdings (Singapore) Pte. Limited (‘ibibo Group’), a subsidiary of MIH Internet SEA Pte. Limited (‘Parent’) (which is jointly owned by Naspers Limited and Tencent Holdings Limited).

The following unaudited pro forma condensed combined consolidated statement of profit or loss for the year ended March 31, 2017 is based on the historical audited consolidated financial statements of MMYT for the year ended March 31, 2017 (that includes the ibibo Group results for the two months period ended March 31, 2017) and historical combined financial statements of ibibo Group for the ten months period ended January 31, 2017, and gives effect to the acquisition of ibibo Group by MMYT as if it had occurred on April 1, 2016 after applying the assumptions, reclassifications and adjustments described in the accompanying notes. Investors should read this information in conjunction with the:

•	accompanying notes to the unaudited pro forma combined statement of operations;

•	MMYT’s separate historical audited financial statements as of and for the year ended March 31, 2017 which are included in MMYT’s Annual Report on Form 20-F for the year ended March 31, 2017 filed with the SEC on July 18, 2017;

•	separate historical financial statements of ibibo Group for the nine months ended December 31, 2016 included as Exhibit 99.1 in this Form 6-K.

The unaudited pro forma condensed combined consolidated statement of profit or loss has been prepared by MMYT for illustrative purposes only and reflects estimates and assumptions based on information available at the time of the preparation, including fair value estimates of the intangible assets acquired and net liabilities assumed as discussed below. The unaudited pro forma condensed combined consolidated statement of profit or loss is not intended to represent or be indicative of the consolidated results of operations of MMYT that would have been reported had the acquisition been completed as of April 1, 2016 and should not be taken as representative of the future consolidated results of operations of MMYT. The unaudited pro forma condensed combined consolidated statement of profit or loss do not reflect any operating efficiencies and/or cost savings that MMYT may achieve with respect to the combined companies.

The acquisition has been accounted for under the acquisition method of accounting in accordance with IFRS 3 “Business Combinations”. Accordingly, the total purchase price, calculated as described in Note 1 to these unaudited pro forma condensed combined consolidated statement of profit or loss, has been allocated to intangible assets acquired and net liabilities assumed in connection with the acquisition based on their fair values as of the completion of the acquisition.

A pro forma condensed combined statement of financial position as of March 31, 2017 has not been provided since MMYT’s audited consolidated statement of financial position as of March 31, 2017 included in MMYT’s Annual Report on Form 20-F for the year ended March 31, 2017 filed with the SEC on July 18, 2017 already gives effect to the acquisition of ibibo Group by MMYT.

MAKEMYTRIP LIMITED

Unaudited Pro Forma Condensed Consolidated Statement of Profit or Loss

For the Year ended March 31, 2017

(Amounts in USD thousands, except per share data and share count)

	Historical (1)
	MakeMyTrip Limited	ibibo Group	Reclassification Adjustments (2)	Transaction Adjustments	Notes(3)	Pro Forma Combined
Revenue
Air ticketing	118,514	19,014	16,134			153,662
Hotels and packages	314,254	32,625	66,239	80	(a)	413,198
Bus ticketing	—	22,582	(22,582)			—
Other revenue	14,848	4,797	23,293			42,938

Total revenue	447,616	79,018	83,084	80		609,798
Other income	363	1,478				1,841
Service cost
Procurement cost of hotel and packages services	173,919	16,730				190,649
Commission paid and other cost of providing services	—	5,565				5,565
Personnel expenses	73,736	21,097		25,708	(b)	120,541
Marketing and sales promotion expenses	224,424	109,046	83,084	(10)	(a)	416,544
Other operating expenses	81,585	28,216	(353)	(5,972)	(c)	103,476
Depreciation and amortization	29,702	2,745		12,554	(d)	45,001

Result from operating activities	(135,387)	(102,903)	353	(32,200)		(270,137)
Finance income	45,268	619				45,887
Finance cost	18,289	154	353			18,796

Net finance income (costs)	26,979	465	(353)	—		27,091

Share of loss of equity accounted investees	(1,702)	(150)				(1,852)

Loss before tax	(110,110)	(102,588)	—	(32,200)		(244,898)
Income tax benefit (expense)	(193)	1,698		(1,698)	(e)	(193)

Loss for the year	(110,303)	(100,890)	—	(33,899)		(245,091)
Loss attributable to:
Owners of the Company	(110,168)	(100,545)	—	(33,899)		(244,611)
Non-controlling interest	(135)	(345)				(480)

Loss for the year	(110,303)	(100,890)	—	(33,899)		(245,091)

Loss per share (in USD)
Basic	(2.09)					(2.86)
Diluted	(2.09)					(2.86)
Weighted average number of ordinary shares (including Class B shares) used in computing earnings per ordinary share
Basic	52,607,986			33,018,300	Note 4	85,626,286
Diluted	52,607,986			33,018,300	Note 4	85,626,286

(1)	MakeMyTrip Limited’s historical results are for fiscal year ended March 31, 2017 (that include ibibo Group’s results for February and March 2017). ibibo Group’s historical combined results are for the ten months period ended January 31, 2017.

(2)	Certain reclassifications were made to conform to MakeMyTrip Limited’s financial statement presentation. Refer note 2.

(3)	Refer note 3.

Notes to Unaudited Pro Forma Condensed Combined Consolidated Statement of Profit or Loss

(Amounts in USD thousands, except per share data and share count)

Note 1: Basis of Pro Forma Presentation

On January 31, 2017, MakeMyTrip Limited (‘MMYT’) acquired 100% of the outstanding shares and voting interest of Ibibo Group Holdings (Singapore) Pte. Limited (‘ibibo Group’), a subsidiary of MIH Internet SEA Pte. Limited (‘Parent’) (which is jointly owned by Naspers Limited and Tencent Holdings Limited).

Consideration transferred

The following table summarises the acquisition date fair value of each class of consideration transferred:

Equity instruments issued to Parent (38,971,539 Class B shares)	1,178,792
Equity instruments issued to Parent (Option to exercise and acquire 413,035 ordinary shares)	3,741
Working capital infusion by the Parent	(83,260)
Replacement share-based payment awards	15,008
Total Consideration transferred	1,114,281

Equity instruments issued

The fair value of the 38,971,539 Class B shares issued was based on the listed share price of the Company on the date of closing after making adjustments for certain selling restrictions. Under the acquisition agreement, the Parent had an option to purchase 413,035 ordinary shares of MMYT at $21.19 per share, which was exercised by the Parent on January 31, 2017. The difference between the exercise price and the stock price on the date of closing (after making adjustments for certain selling restrictions) was considered as part of purchase consideration.

Working capital infusion by the Parent

As per the terms of the acquisition agreement, as a key condition to the completion of the transaction, the Parent of ibibo Group contributed it’s pro rata share of consolidated net working capital of USD 82,826 in cash to MMYT at the closing (which was subject to adjustments after completion). In May 2017, the Parent agreed to the working capital adjustment and total pro rate share contributed by the Parent is USD 83,260.

Replacement share-based payment awards

In accordance with the terms of the acquisition agreement, the Group exchanged share-based payment awards held by employees of ibibo Group (the acquiree’s awards) for equity-settled share-based payment awards of the Company (the replacement awards).

The replacement awards given in exchange of acquiree’s awards will have the same vesting schedule as was applicable to the ibibo Group employees before the acquisition. The fair value of the replacement awards on the date of acquisition was USD 26,021. The value of the replacement awards was USD 24,832, after taking into account estimated forfeiture rates. The consideration for the business combination includes USD 15,008 transferred to employees of Ibibo Group when the acquiree’s awards were substituted by the replacement awards, which relates to past service. The balance of USD 9,824 will be recognized as post-acquisition compensation cost over remaining vesting period of replaced awards.

Notes to Unaudited Pro Forma Condensed Combined Consolidated Statement of Profit or Loss

(Amounts in USD thousands, except per share data and share count)

Identifiable assets acquired and liabilities assumed

The assets and liabilities of ibibo Group were recorded at fair value at the date of acquisition. The purchase price has been allocated based on management’s estimates and an independent appraisal of fair values as follows:

Property, plant and equipment	1,189
Intangible assets	153,860
Other non-current assets	20,499
Current assets and liabilities, net (including cash and cash equivalents of USD 19,988)	(12,309)
Employee benefits	(605)
Equity stake in an associate	2,060

Total identifiable net assets assumed	164,694
Non-controlling interest	(617)
Goodwill	950,204

Total purchase price	1,114,281

Note 2: Reclassifications

Certain reclassifications have been made to conform ibibo Group’s historical amounts to MMYT’s presentation. These adjustments primarily relate to reclassification of:

(i)	bus ticketing revenue to other revenue, and certain portion of other revenue to air ticketing revenue;

(ii)	customer inducement/acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives and select loyalty programs costs, from revenue to marketing and sales promotion costs; and

(iii)	impairment loss on trade and other receivables from other operating expenses to finance costs.

Note 3: Pro Forma Adjustments

The pro forma adjustments included in the unaudited pro forma condensed combined consolidated statement of profit or loss are as follows:

(a) MMYT recognizes income from hotel reservations including commission earned on a net basis as an agent on the date of check-in as it does not assume any performance obligation post the issuance of hotel confirmation voucher to the customer. Because ibibo Group has an accounting policy to recognize such income on the date of check-out, this pro forma adjustment reflects the net change in the amount of revenue during the year to conform ibibo Group’s accounting policy to that of MMYT.

(b) The pro forma adjustment for share based awards represents (i) the difference between ibibo Group’s historical share-based compensation expense and the estimated share-based compensation expense related to replacement awards issued to continuing employees as part of the acquisition agreement. The fair value of the replacement share-based awards will be recognized ratably over the post combination service periods ranging for 0.1 to 4.6 years; and (ii) new restricted stock units granted to certain employees of ibibo Group and MMYT in connection with the business combination.

Notes to Unaudited Pro Forma Condensed Combined Consolidated Statement of Profit or Loss

(Amounts in USD thousands, except per share data and share count)

(c) Represents the elimination of nonrecurring transaction costs incurred during the year ended March 31, 2017 of USD 5,972 that are directly related to the acquisition of ibibo Group.

(d) Represents the increase in amortization expense as a result of increase in fair value of intangible assets:

	Change in amortization for the ten months ended Jan 31, 2017	Useful life (years)
Brand/ Trade mark	11,368	10
Technology related development cost	2,789	5
Customer Relationship	266	7
Favorable lease contract term	30	7
Total Fair Value of Identified Intangibles	14,453

Less : Historical amount of amortization	(1,898)

	12,554

(e) To record reversal of deferred tax asset set up considering the fact that ibibo Group has been making losses in the past and a trend of future profitability is not yet clearly discernible. Thus, deferred tax assets have not been recognized on tax losses and other temporary differences. Further, deferred tax assets have been recognised only to the extent of deferred tax liabilities.

Note 4: Pro Forma Earnings (Loss) Per Share

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined consolidated statements of profit or loss are based upon the weighted-average number of MMYT common shares outstanding. In our acquisition of ibibo Group, we had issued 38,971,539 Class B shares and 413,035 ordinary shares as part of the purchase consideration which has impacted the basic and diluted weighted-average common shares outstanding calculations for the unaudited pro forma condensed combined consolidated statements of profit or loss for the period presented.